Bank of Louisiana
Responses to SEC Comment Letter

Response to Item 1

The following disclosures will be included in future filings:

Consumer Loans – The Bank’s consumer loans consist of automobile, mobile home, recreational vehicle, and boat loans; home improvement and second-mortgage loans; secured and unsecured personal expense loans.  Significant risks associated with consumer loans consist primarily of negative changes in the financial stability of the borrower and the lack of marketability of collateral.

Real Estate Loans – The Bank’s real estate loans consist of residential first and second mortgage loans on one-to-four family homes; construction and development loans; multiple dwelling unit loans; housing rehabilitation loans; loans to purchase developed real property; and commercial real estate loans.  Commercial real estate, multi-family residential and construction lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful completion or operation of the project for repayment, the difficulties in estimating construction costs and loan terms which often do not require full amortization of the loan over its term and, instead, provide for a balloon payment at stated maturity.  As a result of the larger loan balances typically involved in these loans, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Commercial Loans (Secured and Unsecured) – The Bank’s commercial loans consist of working capital loans, secured and unsecured lines of credit, and small equipment loans.  Commercial lending involves certain risk relating to changes in local and national economic conditions and the resulting effect on commercial  borrowers.  Such loans are subject to greater risk of default during periods of adverse economic conditions.  Because such loans may be secured by equipment, inventory, accounts receivable and other non-real estate assets, the collateral may not be sufficient to ensure full payment of the loan in the event of a default.  To reduce such risk, we may obtain the personal guarantees of one or more of the principals of the borrowers.

Credit Cards – The Bank offers a variety of nationally recognized credit cards, in addition to its own Mr. Bol credit card, and private label credit cards for use at retail establishments nationwide.  Credit card lines are underwritten using conservative credit criteria, including past credit history and debt-to-income ratios.

Bank of Louisiana
Responses to SEC Comment Letter
(Continued)

The Bank has a number of proprietary accounts it services.  These accounts consist largely of small to medium sized merchants who have issued their own private-label cards.  The Bank acquires these credit card accounts, typically with reserves posted, and requires the merchant to repurchase accounts 180 days or more past due.

Response to Item 2 – Legal Proceedings
We agree that actions disclosed within the “Legal Proceedings” section of our 2010 10-K were either settled or did not present significant exposure to the Company.  For future filings, we will ensure that the disclosures presented within this section are consistent with our assertions as to their significance, or lack thereof.  If exposure is considered to be significant, we will disclose the amount of loss, or range of possible losses, in addition to any loss contingency recognized within the financial statements.

Response to Item 3
For future filings, the first paragraph under the “Provision for Loan Losses” will be changed to the following:

The allowance for loan losses is established through a provision for loan losses.  Management’s policy is to maintain the allowance at a level believed, to the best of management’s knowledge, to cover all known and inherent losses in the portfolio.  Management reviews the allowance for loan losses on a periodic basis in order to identify those inherent losses and to assess the overall collection probability of the loan portfolio.  The evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of our loans, the value of collateral securing the loan, the borrower’s ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience.  From this analysis, a general, specific and unallocated reserve is established, which totals the allowance for loan losses at each reporting date.

Response to Item 4
The following language will be included for future filings:

Impaired loans are those loans that have been indentified by management for which it is considered probable that the Bank will be unable to collect all amounts due under the contractual terms of the loan agreement.  Although the loan may be currently performing under the contractual terms of the loan agreement, management may consider the loan impaired based on past history, changes in market conditions, etc.  Nonaccrual loans are those loans for which the payment of principal or interest is delinquent for 90 days, or earlier in some cases.  All interest accrued but not collected for loans that are placed on non-accrual status is reversed against income.

Bank of Louisiana
Responses to SEC Comment Letter
(Continued)

Response to Item 5
Future filings will reflect the following amended disclosures in order to ensure consistency throughout the filing:

Pg. 16 – Provision for Loan Losses
Management’s policy is to maintain the allowance at a level sufficient to absorb all estimated known and inherent losses in the loan portfolio.  The allowance is increased by the provision for loan losses and decreased by charge-offs, net of recoveries.  Management’s evaluations process to determine all known and inherent losses includes consideration of the industry, specific conditions of individual borrowers, historical loan loss experience, and the general economic environment.  As these factors change, the level of loan loss provision changes.

Pg. 43 – Note A – Summary of Significant Accounting Policies – Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expenses.  Loans are charged against the allowance for loan losses when management believes the collectability of the principal is unlikely.  The allowance is an amount that management believes will be adequate to absorb known and inherent losses on existing loans that may become uncollectible, based on evaluation of the collectability of loans and prior loss experience.  The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay.  The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.

For loans individually evaluated for impairment, the estimated amount of loss is based on several factors.  These include:

Fair Value of the Collateral – The fair value of the collateral is utilized if foreclosure is likely or if the collateral is expected to be the sole source of repayment, less costs to sell.

Expected Cash Flows from the Loan

If neither of the preceding methods is practical, the loan loss is estimated based on the Bank’s aggregate collection experience.

Response to Item 6
Future filings will reflect the disclosure presented above for page 43, Note A.

Bank of Louisiana
Responses to SEC Comment Letter
(Continued)

Response to Item 7
Future filings will reflect the following disclosures:

For real estate, commercial and consumer loans, the Bank evaluates the average historical charge-off rate for the previous five years.  However, charge-off trends occurring with the past 12 to 24 months are considered in determining an appropriate loss percentage to use in the Bank’s allowance estimate for these types of loans.  For charge card loans, the Bank considers the past two years of historical charge-offs in order to develop an appropriate estimate for the allowance for loan losses.

We have not implemented any changes to our look-back periods for the periods presented within the 2010 Form 10-K.

Response to Items 8 and 9

For future filings, the following paragraph should be added to Note A – Summary of Significant Accounting Policies – Loans and Unearned Income:

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan.  If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan.  All interest accrued but not collected for these loans is reversed against income.  Payments received on such loans are reported as principal reductions until qualifying for return to accrual basis.  Loans are returned to the accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Response to Item 10
We agree with your comment and intend to present comparative disclosures beginning with our 2011 10-K.

Response to Item 11
For the future filings, we will disaggregate the real estate loan segment for all of the disclosures presented in Note C within the financial statements presented with our Form 10-K.

Bank of Louisiana
Responses to SEC Comment Letter
(Continued)

For all applicable disclosures (which includes information regarding non-accrual loans, past due loans and impaired loans), real estate loans will be disaggregated into the following sub-categories:

Residential 1 – 4 Family
Commercial
Construction
Second Mortgages
Other

Response to Item 12
For future filings, the following disclosure will be added:

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Loans are identified for impairment through, among other things, internally generated listings such as watch lists, past due reports, and overdraft listings, historical loss experience by type of loan, loan files lacking current financial data related to borrowers and guarantors, borrowers experiencing problems, loans secured by collateral that is not readily marketable and loans to borrowers in industries experiencing economic instability.  The Company’s impaired loans include performing and non-performing loans in which full payment of principal or interest is not expected.  The Company calculates an allowance required for impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of its collateral, less costs to sell.

Response to Item 13
For future filings, the following disclosure will be added regarding income recognition for impaired loans:

Interest shall accrue on the net carrying amount of the impaired loan.  Other changes in the net carrying amount of the loan will be recorded as an adjustment to bad-debt expense.

Bank of Louisiana
Responses to SEC Comment Letter
(Continued)

Response to Item 14
For future filings, the following disclosures will be added regarding appraisals for impaired collateral dependent loans:

The Company’s policy is to obtain an appraisal at the time of origination for loans secured by real estate.  An updated appraisal is to be obtained when certain events occur, such as the refinancing of the debt, the renewal of the debt, or events that indicate potential impairment.  When a current appraisal (dated within the prior 12 months) is not available or when a current appraisal uses assumptions that are not consistent with the expected disposition of the loan collateral, management may estimate the collateral fair value based upon sales contracts, approved foreclosure bids, comparable sales, officer estimates or current market conditions until a new appraisal is received.  This estimate can be used to determine the extent of the impairment on the loan.

Also, we will disclose in future filings the amount of collateral dependent loans for which an appraisal performed within the past 12 months serves as the primary basis of our valuation allowance.

Response to Item 15

Sub-part a. – For future filings, the following disclosure will be added

Impaired loans, or portions thereof, are charged off when deemed uncollectible, based on all available current and historical information, that it is probable a loss has been incurred.  The information used in determining this would be watch lists, contact with the customer and other monthly reports provided to management.

Sub-part b. – Although our policy indicates that portions of loans are charged off when deemed uncollectible, at December 31, 2010 and 2009, we had no nonperforming and/or impaired loans for which we have recorded a partial charge-off.  If in the future we are to incur partial charge offs of a nonperforming and/or impaired loans, future filings will disclose the amount of nonperforming and impaired loans at each balance sheet date for which we have recorded partial charge-offs and the amount charged-off.  A draft of the proposed disclosure follows:

Bank of Louisiana
Responses to SEC Comment Letter
(Continued)

The amounts of nonperforming and impaired loans at December 31, 20XX and 20XY, for which we have recorded a partial charge-off, and the respective amount charged-off, are as follows:

Year Ended December 31,	Amount of Nonperforming and Impaired Loans for which Partial Charge-offs have been Recorded	Total Amount of Charge-offs

20XX	$xxx,xxx	$xxx,xxx
20XY	xxx,xxx	xx,xxx

Sub-part c. – As noted above, we did not have any nonperforming and/or impaired loans for which a partial charge-off had been recognized.

Response to Item 16
For 2010, the income tax benefit was primarily the result of the dividends received deduction which amounted to approximately $28,000, as well as the tax benefit associated with the recognition of Hurricane Katrina tax credits reflected within the 2009 income tax return, but for which the benefit was recorded to the financial statements in 2010.

It is anticipated that the Company will continue to recognize a tax benefit associated with the dividends received deduction.  The Company does not anticipate any future benefits to be recognized as a result of Hurricane Katrina, as 2010 was the fifth and final year the Company had to utilize insurance proceeds associated with Hurricane Katrina.
Response to Item 17
For future filings, the second paragraph under Item 8A(T), Controls and Procedures, will be changed to the following:

With the participation of management, the certifying officers of the Company have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 20XX and have concluded that such controls and procedures are effective.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Bank of Louisiana
Responses to SEC Comment Letter
(Continued)

Response to Item 18

We are currently in the process of preparing the Form 10-Q for three months and six months ended June 30, 2011, and working to provide the disclosures necessary per ASC 270-10-50-1(p).